

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 4, 2010

Michael J. Long
Chairman, President and Chief Executive Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, New York 11747

> **Re: Arrow Electronics, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 3, 2010**
> **File No. 001-04482**

Dear Mr. Long:

We have completed our review of the Form 10-K and related filings for Arrow Electronics, Inc. and have no further comments at this time. You may contact Geoffrey Kruczek at (202) 551-3641 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Peter Brown, Esq.—Senior Vice President, General Counsel and Secretary